FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May

Commission File Number  001-31969

Cumberland Resources Ltd. (Translation of registrant's name into English)
950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[    ]..... Form 40-F...[   X   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's ="home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]            No  [  X  ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May17, 2004	Cumberland Resources Ltd. By: /s/ Kerry M. Curtis_ Name: Kerry M. Curtis Title: President & CEO

Cumberland Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three month period ended March 31, 2004

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cumberland Resources Ltd. (“Cumberland” or the “Company”) and compares its financial results for the three month period ended March 31, 2004 to the same period in the previous year.  This MD&A should be read in conjunction with the Company’s annual MD&A for the year-ended December 31, 2003 and the Company’s interim financial statements for the three month period ended March 31, 2004.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.  This MD&A is made as of May 10, 2004.

This MD&A includes disclosures that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These include expectations regarding completion of mine feasibility studies, mine development programs and statements that describe Cumberland’s future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on risk factors described in section 6 of this MD&A for the year-ended December 31, 2003 and the Company’s Annual Information Form.

Additional information relating to Cumberland, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com.

Table of Contents

1.

Summary of Recent Activities

2.

Review of Financial Results

3.

Liquidity and Capital Resources

4.

Financial Outlook

5.

Disclosure of Outstanding Share Data

6.

Risks and Uncertainties

1. SUMMARY OF RECENT ACTIVITIES

In March 2004, the Company announced that the Meadowbank feasibility study would not be completed by the end of the first quarter of 2004 as originally planned and that due to seasonal constraints in shipping such delay would result in a one year setback to the planned development of the project.  In addition, the Company announced an increase in its preliminary capital cost estimates for the Meadowbank project due to higher than anticipated costs for almost all items required for construction.

A management committee, chaired by Co-Chairman Walter Segsworth, has commenced a thorough review of all aspects of the preliminary estimate of capital costs and work is progressing on a wide range of design configurations and alternative throughput variations with a view to finding the most economically attractive parameters for developing a mine at Meadowbank.  Upon completion of this examination and the feasibility study, the Company will be in a position to assess the overall economics of Meadowbank, including its future capital requirements and the various alternatives available to finance such capital requirements.

On April 21, 2004 the Company announced that the Meadowbank drilling programs are now underway.  The 2004 exploration program includes two phases of diamond drilling totaling approximately 12,000 metres.  A total of four rigs are now active and expected to complete drilling by the end of September.  Budgeted at $4.7 million, the 2004 program focuses on the expansion of existing gold deposits, exploration of new targets and continued grassroots exploration within the 25 kilometre gold trend at Meadowbank.

During the first quarter of 2004, Cumberland reported revisions to resource estimates at the Meadowbank gold project, incorporating results from the 2003 drill program.  Measured and indicated resources increased by 30% from second quarter 2003 estimates.

Meadowbank Project Resources – Q1/2004*

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	21,685,100	4.30	2,998,000
Inferred	5,699,700	4.30	788,000

* Resource estimates were prepared in conformance with the requirements set out in National Instrument 43-101 by AMEC independent qualified persons as defined by NI 43-101. All resource estimates (except for the PDF deposit which is not included in the current feasibility study) have been prepared by AMEC independent qualified persons as defined by NI 43-101 under the direction of Steve Blower, P.Geo.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution.  These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied.  The standards employed by AMEC in estimating the mineral resources differ significantly from the requirements of the United States Securities and Exchange Commission and the resource information reported by United States companies.  The term “resources” does not equate to “reserve” and normally may not be included in documents filed with the Securities and Exchange Commission.  “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

The Company also reported that the Department of Indian Affairs and Northern Development (DIAND) has approved a recommendation made by the Nunavut Impact Review Board (NIRB) for the Meadowbank project to enter the formal project review process for mine development.  The permitting process at Meadowbank will now advance from the project screening process to a “Part 5” NIRB review within the context of the Nunavut Land Claims Agreement.  The next stage of the permitting process requires Cumberland to submit an Environmental Impact Statement (EIS) to NIRB.  The Company anticipates that the Meadowbank EIS study will be filed with NIRB in conjunction with the completion of the feasibility study.

Cumberland’s shares commenced trading on the American Stock Exchange on February 3, 2004 under the symbol CLG.  Cumberland’s shares will continue to trade on the Toronto Stock Exchange under the new stock symbol CLG instead of its previous stock symbol CBD.

2. REVIEW OF FINANCIAL RESULTS

a) Critical Accounting Policies and Estimates

The Company’s significant accounting policies are disclosed in Note 2 of the Company’s annual financial statements for the year ended December 31, 2003.  There have been no changes to the Company’s significant accounting policies in the first quarter of 2004.

The following is a discussion of the critical accounting policies and estimates which management believes are important for an understanding of the Company’s financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Exploration and development costs

The Company expenses all exploration and development costs until it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit).  The costs subsequently incurred to develop the mine on the property are capitalized until mining operations commence.

As at March 31, 2004 the Company has not yet completed a positive economic analysis on any of its mineral properties and therefore all exploration and development costs were expensed in the first quarter of 2004 and 2003.

Carrying value of mineral property interest acquisition costs

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined.  Capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.  Capitalized amounts may also be written down if future cash flows, including potential sales proceeds, related to the property are estimated to be less than the carrying value of the property.  Management of the Company reviews the carrying value of each mineral property interest periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Reductions in the carrying value of each property would be recorded to the extent the carrying value of the investment exceeds the property’s estimated fair value.

Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as measured, indicated or inferred resources with insufficient drill hole spacing to qualify as proven and probable mineral reserves and (ii) other mine-related or greenfield exploration potential that are not an immediate part of measured or indicated resources.  The Company’s mineral rights are generally enforceable regardless of whether proven and probable reserves have been established. The Corporation has the ability and intent to renew mineral rights where the existing term is not sufficient to recover undeveloped mineral interests.

Site closure costs

In 2003, the Company elected to early adopt the provisions of CICA 3110 Asset Retirement Obligations.  In accordance with CICA 3110, the Company accrues the fair value of the site closure costs at the time that the liability is incurred.  Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $0.4 million at March 31, 2004 based on the expected payments of approximately $1.2 million to be made in 2018, discounted at an interest rate of 8.5% per annum.

Accounting for stock-based compensation

In 2003 the Company adopted the fair value based method of accounting for stock option awards granted to employees and directors, as prescribed by CICA 3870 Stock-based Compensation and Other Stock-based payments.  Under this method, the fair value of the stock options is calculated at the date of grant and amortized over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.

b) Results of Operations

First quarter of 2004 compared to 2003

The Company incurred a net loss of $1.4 million ($0.03 per share) for the first quarter of 2004, compared to a net loss of $1.8 million ($0.05 per share) for the first quarter of 2003.  This decrease in net loss was a result of the $0.8 million gain realized in 2004 on sale of shares in Eurozinc Mining Corporation (“Eurozinc”), which was partially offset by increases in development costs for the Company’s 100% owned Meadowbank property and increases in other expenses.

In the first quarter of both 2004 and 2003, the Company received an annual $0.5 million option payment from the operator of the Meliadine West joint venture in accordance with the option agreement signed in 1995.  Interest and other revenue increased to $0.3 million in the first quarter of 2004 compared to $0.2 million in 2003, as a result of increased interest income from the higher balances of cash and short-term investments.  The Company raised approximately $40.9 million of additional funds subsequent to the first quarter of 2003 through a private placement and exercises of warrants and stock options.

The Company had no operating revenues in the first quarter of 2004 or 2003, as it had not commenced mining operations.

The most significant component of the Company’s net loss for the first quarter of 2004 and 2003 was exploration and development costs, which were $2.0 million in the first quarter of 2004 compared to $1.9 million in 2003.  Substantially all of these costs were incurred on the Company’s 100% owned Meadowbank property.  The $0.2 million increase in the first quarter of 2004 is a result of the $0.6 million increase in costs for project level feasibility studies and mine development permitting requirements at Meadowbank offset by a $0.4 million decrease in exploration costs which were higher in the prior year due to an expansion of the Meadowbank camp.   The majority of exploration costs are incurred in the second and third quarters due to the seasonal weather conditions in Nunavut Territory.

Other expenses, including general and administrative and corporate expenses, were $0.9 million for the first quarter of 2004 compared to $0.6 million for the same period in 2003.  This $0.3 million increase primarily relates to the increased level of activity and required management staff in 2004, significant increases in corporate insurance costs and additional stock exchange listing fees in 2004 related to the Company’s listing on the American Stock Exchange.

c) Summary of Quarterly Results

The table below sets out the quarterly results, expressed in thousands of Canadian dollars, for the past eight quarters:
	2004	2003				2002
	First	Fourth	Third	Second	First	Fourth	Third	Second

Option receipts	500,000	-	-	-	500,000	-	-	-
Other income	1,107,954	340,527	402,024	151,357	162,169	138,053	150,828	(201,061)

Exploration and development costs	(2,039,047)	(1,532,185)	(3,265,246)	(4,830,789)	(1,883,949)	(1,217,001)	(3,345,401)	(2,610,895)
Stock-based compensation	(224,690)	(810,562)	(125,600)	(211,850)	(333,600)	-	-	-
General and administrative expenses	(717,507)	(514,568)	(706,396)	(501,239)	(274,532)	(494,495)	(303,809)	(329,806)

Net loss	(1,373,290)	(2,516,788)	(3,695,218)	(5,392,521)	(1,829,912)	(1,573,443)	(3,498,382)	(3,141,762)
Net loss per share	(0.03)	(0.05)	(0.07)	(0.13)	(0.05)	(0.04)	(0.10)	(0.10)

As disclosed in Note 1(b) of the interim financial statements for the period ended March 31, 2004, and in the annual MD&A and audited financial statements for the year-ended December 31, 2003, the comparative quarterly financial results for 2003 and 2002 were previously restated to reflect the retroactive adoption of CICA 3110 Asset Retirement Obligations and the adoption of CICA 3870 Stock Based Compensation and Other Stock-Based payments.  Both CICA 3110 and CICA 3870 were adopted by the Company in the fourth quarter of 2003.

Option receipts are received, from the operator of the Meliadine West joint venture, in the first quarter of the fiscal year.  The majority of exploration costs are incurred in the second and third quarters due to the seasonal weather conditions in Nunavut Territory.

3. LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity at March 31, 2004 is cash and cash equivalents and short-term investments of $45.6 million (December 31, 2003 - $46.4 million).  The majority of this amount is invested in highly liquid Canadian dollar denominated investments in investment grade debt and banker’s acceptances, with maturities through September 30, 2004.  The counter-parties include corporations and the Canadian government.

The Company’s principal sources of cash during the first quarter of 2004 were from the issuance of common shares ($0.6 million), option receipts from the operator of the Meliadine West joint venture ($0.5 million) and proceeds from the sale of shares in Eurozinc Mining ($0.9 million).

The Company used $1.8 million of net cash in operating activities, which includes approximately $2.0 million of exploration and development costs on the Company’s 100% owned Meadowbank property.  The Company also spent $0.4 million on acquisition of capital assets in the first quarter of 2004.

At March 31, 2004 the Company had working capital of $44.8 million as compared to $45.8 million at December 31, 2003.

Short term investments include an amount of $0.04 million in respect of a government bond arising from the land use agreement entered into with Kivalliq Inuit Association for protection against environmental accidents.

Short term investments also include an amount of $0.1 million which is required to be on deposit with a bank under the terms of a payroll-related security arrangement.

Commitments and contractual obligations

In connection with flow-through shares issued in 2003, the Company is required to spend $1.6 million (December 31, 2003 - $2.4 million) on Canadian Exploration Expenditures in order to avoid penalty charges imposed by Canada Revenue Agency.

As of the date of this report, the Company has employment agreements in place with various key employees which establish compensatory terms, including annual salary, employee benefit entitlements and termination benefits.  Three of the agreements provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future.  As of the date of this report, the estimated contingent payment with respect to such bonuses is approximately $1.2 million, none of which has been accrued as of March 31, 2004.

The Company has estimated future costs of $1.2 million (December 31, 2003 - $1.1 million) to be incurred in 2018 related to the Company’s legal obligation to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.  The estimated fair value of this future obligation is accrued as a liability on the Company’s balance sheet.

 The Company did not enter into any new operating or capital lease agreements in the first quarter of 2004.  The Company has a contingent loan balance of approximately $14.0 million at March 31, 2004 (December 31, 2003 - $13.7 million).  This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

4. FINANCIAL OUTLOOK

The Company’s 2004 budget for Meadowbank exploration is currently $4.7 million.  The majority of the exploration costs are expected to be incurred in the second and third quarters due to the seasonal weather conditions in Nunavut Territory.  During 2004, the Company is expected to incur approximately $1.8 million in general and administrative costs.  In addition, during 2004, the Company is expected to incur approximately $1.2 million in other corporate expenses, consisting of insurance, public relations, investor relations and stock exchange listing costs.

The Company estimates that it will incur an additional $0.9 million of costs in the remainder of 2004 to complete the examination of alternative mine plans and the feasibility study.

The Company’s share of exploration costs on its mineral property interest in Meliadine East is expected to be nominal in 2004.  In addition, the Company’s share of 2004 exploration costs on its joint venture interest in Meliadine West will again be fully financed by the Company’s contingent non-recourse loan arrangement with the operator of the Meliadine West joint venture.

The Company has outstanding warrants with exercise prices of $3.35 and $3.75 per share that expire on or before July 29, 2004.  Presently, all of the above warrants are out of the money, however should such warrants ultimately be exercised by the holders, the Company would realize additional cash proceeds of $20 million which it could use to fund future cash expenditure requirements.

As of March 31, 2004, the Company held 2.8 million shares of Eurozinc with a market value of $1.7 million based on the quoted share trading price at March 31, 2004.  The Company disposed of 1.6 million shares in the three month period ended March 31, 2004 and will consider additional share sales in the future should favorable opportunities arise.

Assuming the results of the feasibility study confirm that Meadowbank is both economically viable and financeable, substantial long-term financing would be required to develop and construct the property.  Currently, the Company anticipates that such financing would be derived from a combination of debt and equity financing.

The Company does not have operating revenues, however, the ultimate success of Meadowbank will also be dependent on, among other factors, the U.S. dollar price of gold as well as the U.S. dollar currency exchange rate relative to the Canadian dollar.  In addition, if the Company were able to partially finance the development of Meadowbank with long-term debt financing, the Company’s future profitability would likely be sensitive to market interest rates.

5.  DISCLOSURE OF OUTSTANDING SHARE DATA

At May 10, 2004 there are 4,949,175 warrants outstanding to purchase 4,949,175 common shares of the Company at an exercise price of $3.75 per share until July 29, 2004.  There are also 417,175 broker warrants outstanding to purchase 417,175 common shares at an exercise price of $3.35 per share until July 29, 2004.

6.  RISKS AND UNCERTAINTIES

In conducting its business, the Company faces a number of risks.  These risks are summarized below and have been separated into two groups:

  risks related to the mining industry in general; and

  risks related specifically to the Company

In addition to the risks and uncertainties identified below, please also refer to the risk factors identified in the Company’s most recent Annual Information Form and Form 20-F.

Risks related to the mining industry generally

Gold price volatility

The Company’s ability to raise financing in the future is extremely dependent on the price of gold, which fluctuates widely and is affected by numerous factors beyond the Company’s control.  Factors tending to affect the price of gold include:

  the relative strength of the U.S. dollar against other currencies;

  government sale or lending of gold bullion, and perceptions of their future intentions;

  government monetary and fiscal policies:

  expectations of the future rate of global monetary inflation and interest rates;

  general economic conditions and the perception of risk in capital markets;

  political conditions including the threat of terrorism or war, and restrictions on the acquisition and holding of gold;

  speculative trading;

  investment demand for gold;

  supply of gold from production, disinvestments and scrap recycling.

Uncertainty of mineral resource estimates

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable.  While the Company’s resources are estimated by independent and experienced third parties, future production could differ significantly from mineral resource estimates for the following reasons:

  mineralization or formation could be different from those predicted by drilling, sampling and similar examinations;

  declines in the market price of gold may render the mining of some or all of the Company’s mineral resources uneconomic;

  increases in operating mining, processing and capital costs could adversely affect mineral resources;

  the grade of mineral resources may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral resource.

Any of the above factors may require the Company to reduce its mineral resource estimates or increase its costs.

Currency fluctuations

Currency fluctuations may affect the operating revenue that the Company realizes in the future.  Gold is sold throughout the world based principally on the U.S. dollar price, but most of the Company’s capital costs and expenses are expected to be incurred in Canadian dollars.  The appreciation of the Canadian dollar against the U.S. dollar could result in a decrease in the Company’s future operating revenue in Canadian dollar terms.  Conversely, a depreciation of the Canadian dollar against the U.S. dollar could result in an increase in the Company’s future operating revenue in Canadian dollar terms.

Operations Risks

The business of exploratory searches for minerals and the business of mining is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavourable operating conditions and bullion losses. Such risks could result in damage to, or destruction of mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Our properties are located at high latitudes and, as a result, conducting exploration, construction or mining operations may be hampered by severe weather conditions.

Environmental and Other Regulatory Requirements

At present, none of our properties are at the development stage. However, when a property is identified as having economic potential, government approvals, permits and licences will be required. These approvals, permits and licences will include water licenses, land use permits, fuel storage permits, mine construction and mining operations licences, which include mine waste and tailings disposal sites. Delays in obtaining or any failure to secure such approvals, permits and licences could materially adversely affect our financial performance. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in our activities, the extent of which cannot be predicted. Before production can commence on any properties we must obtain regulatory approval and there is no assurance that such approvals will be obtained.   Under the current regulations, approval to develop a mining operation at the Meadowbank gold project requires a thorough environmental review process conducted by the Nunavut Impact Review Board with final approvals by the Federal Government.  Although the Company believes its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner, which could limit or curtail production or development.

As the Company continues to update and clarify its closure plans for its mineral property interests and as environmental protection laws and administrative policies are changed, the Company will revise the estimate of its total obligations and may be obliged to provide further security for mine reclamation and closure costs.  Although the ultimate amount of mine reclamation and closure costs to be incurred is uncertain, for existing disturbances as of March 31, 2004, the Company has estimated the undiscounted future value of its share of such costs to be $1.2 million and has accrued the fair value of this amount ($0.4 million) on its balance sheet.

Risks related specifically to the Company

Limited operating history

The Company has limited experience in the development of mines and in the construction of facilities required to bring mines into production.  The Company has relied and may continue to rely upon external consultants and others for expertise in these areas.  We may determine that it is not commercially feasible or it is impractical to commence commercial production on our projects or, if commenced, to continue commercial operations.

Impact of price increases on items related to construction

The amount of capital costs associated with the development of the Meadowbank property would be adversely impacted by escalations in the price of items related to construction, including steel, fuel, concrete and other construction consumables.  Such price escalations are affected by numerous factors beyond the Company’s control.  The economic viability of the Meadowbank property and the Company’s ability to raise financing in the future could be adversely impacted by significant price escalations in such products.

Financing Risks and Dilution

Although we currently have sufficient financial resources to undertake our presently planned exploration and development program at Meadowbank, further exploration on, and development of, our mineral properties in Nunavut will require additional capital. In addition, a positive production decision on our Meadowbank project would require significant additional capital for project engineering and construction. Accordingly, the continuing exploration and development of our projects depends upon our ability to obtain equity and debt financing on reasonable terms. There is no assurance the Company will be successful in obtaining the required financing. If we are unable to acquire additional capital we will be forced to curtail exploration and development activities and general administrative spending and may seek to joint venture or farm-out some of our properties.  In addition to the need to complete additional equity financings in order to advance our exploration and development projects, there are a number of outstanding securities and agreements pursuant to which our common shares may be issued in the future. This would result in further dilution to our shareholders.

Occurrence of events for which the Company is not insured

The Company maintains the following insurance to protect itself against certain insurable risks:

  property insurance

  directors and officers liability insurance, and;

  comprehensive general liability insurance

Although these coverages are maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk there is no assurance that the coverage will be sufficient to indemnify the Company in the event of a claim or loss.  Also, the Company may have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure or against which the Company may elect not to insure because of high premium costs or various other reasons.  Occurrences of events for which the Company is not insured may adversely affect its cash flows and overall financial performance.

Competition for mineral land

There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where the Company contemplates expanding its mineral property interests and conducting exploration activities.  Many participants are engaged in the mining business, including large, established mining companies.  Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

Uncertainty of exploration and development programs

The Company’s overall financial performance is significantly affected by the costs and results of its exploration and development programs.  Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful.  Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities.  Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change.  Accordingly, the Company’s exploration and development programs may not result in any new economically viable mining operations.

Title matters

Some of the mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt.  Such claims have not been converted to lease and tenure, and are, accordingly, subject to annual compliance with assessment work requirements.  Other Company’s may dispute title to its mining properties.  All of the claims on the Meadowbank property have been surveyed and converted to leases. While the Company has diligently investigated title to all mineral claims and, to the best of its knowledge, title to all mineral interests is in good standing, this should not be construed as a guarantee of title.